UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Inter-Tel (Delaware), Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
458372109
(CUSIP Number)
Steven G. Mihaylo P.O. Box 19790 Reno, Nevada 89511 (775) 338-4699
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Brian J. McCarthy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 June 4, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 458372 109

1.	Names of Reporting Persons. Steven G. Mihaylo I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ ] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,189,748
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,189,748
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,748
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 19.0%
14.	Type Of Reporting Person (See Instructions) IN

This Amendment No. 15 (“Amendment No. 15”) amends and supplements the Schedule 13D, dated March 3, 2006 (the “Original Schedule 13D”), and filed by Steven G. Mihaylo (“Mr. Mihaylo”) with the Securities and Exchange Commission (the “SEC”) on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 21, 2006 and filed by Mr. Mihaylo with the SEC on April 21, 2006 (“Amendment No. 2”), Amendment No. 3 thereto, dated May 8, 2006 and filed by Mr. Mihaylo with the SEC on May 8, 2006 (“Amendment No. 3”), Amendment No. 4 thereto, dated May 18, 2006 and jointly filed by Mr. Mihaylo and Vector Capital Corporation (“Vector”) with the SEC on May 18, 2006 (“Amendment No. 4”), Amendment No. 5 thereto, dated June 15, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 15, 2006 (“Amendment No. 5”), Amendment No. 6 thereto, dated June 29, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 29, 2006 (“Amendment No. 6”), Amendment No. 7 thereto, dated July 28, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on July 28, 2006 (“Amendment No. 7”), Amendment No. 8 thereto, dated August 21, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 21, 2006 (“Amendment No. 8”), Amendment No. 9 thereto, dated August 22, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 23, 2006 (“Amendment No. 9”), Amendment No. 10 thereto, dated August 25, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 25, 2006 (“Amendment No. 10”), Amendment No. 11 thereto, dated October 24, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on October 25, 2006 (“Amendment No. 11”), Amendment No. 12 thereto, dated November 8, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on November 9, 2006 (“Amendment No. 12”), Amendment No. 13 thereto, dated March 2, 2007 and jointly filed by Mr. Mihaylo and Vector with the SEC on March 6, 2007 (“Amendment No. 13”) and Amendment No. 14 thereto, dated March 30, 2007 and filed by Mr. Mihaylo with the SEC on April 2, 2007 (“Amendment No. 14”, and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Inter-Tel (Delaware), Incorporated, a Delaware corporation (“Inter-Tel” or the “Company”), formerly known as Inter-Tel, Incorporated, an Arizona corporation. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The response to Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 3:

The information set forth in Item 4 of the Schedule 13D with respect to the Highly Confident Letter is incorporated herein by this reference.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

Merger Agreement

On April 26, 2007, Inter-Tel entered into an Agreement and Plan of Merger, dated as of April 26, 2007, by and among Inter-Tel, Mitel Networks Corporation (“Mitel”) and Arsenal Acquisition Corporation (the “Merger Agreement”). Pursuant to the Merger Agreement, Arsenal Acquisition Corporation will be merged with and into Inter-Tel (the “Merger”), and Inter-Tel will survive the Merger as a wholly owned subsidiary of Mitel. Inter-Tel has filed a definitive proxy statement with respect to a special meeting of stockholders to be held on June 29, 2007 (the “2007 Special Meeting”) at which stockholders will be asked to vote on the adoption of the Merger Agreement. Mr. Mihaylo intends to vote “AGAINST” the proposal to adopt the Merger Agreement at the 2007 Special Meeting. Mr. Mihaylo plans to file with the SEC, and mail to stockholders of Inter-Tel, a proxy statement in connection with his opposition to the adoption of the Merger Agreement. Mr. Mihaylo reserves all rights with respect to the Merger Agreement, including his right to exercise appraisal rights under Delaware law.

Demand Letter

On May 30, 2007, Mr. Mihaylo submitted a letter to Inter-Tel making a demand upon Inter-Tel under Section 220(b)(1) of the Delaware General Corporation Law to permit Mr. Mihaylo and his agents to inspect and make copies of certain corporate documents.

Superior Proposal Letter

On June 4, 2007, Mr. Mihaylo submitted a proposal for a leveraged recapitalization of Inter-Tel (the “Recapitalization Proposal”) to the Board.

The Recapitalization Proposal recommends that Inter-Tel use $200 million from its cash reserves, borrow an additional $200 million and commence a tender offer to purchase, after expenses and break-up fees, approximately 13.4 million Inter-Tel shares at $28.00 per share. The Recapitalization Proposal states that, using management’s 2008 EPS projection included in its proxy statement, if Inter-Tel shares post tender offer were to trade at the same multiple as they did pre Merger-announcement, a post tender share price in excess of $30 per share would be implied, and the transaction could yield a blended value of approximately $29 per share. Mr. Mihaylo contends that the Recapitalization Proposal constitutes a “Superior Proposal” as such term is defined in the Merger Agreement and has asked the Board to acknowledge the Recapitalization Proposal as such.

The foregoing description of the Recapitalization Proposal is qualified in its entirety by the full text of the Recapitalization Proposal, a copy of which is attached hereto as Exhibit 41 to the Schedule 13D.

In connection with the Recapitalization Proposal, Mr. Mihaylo has received a letter from RBC stating that, based upon RBC’s review of publicly available information and discussions with Mr. Mihaylo, RBC is highly confident of being able to raise a total of $200.0 million in debt financing in connection with the Recapitalization Proposal (the “Highly Confident Letter”).

The foregoing description of the Highly Confident Letter is qualified in its entirety by the full text of the Highly Confident Letter, a copy of which is attached hereto as Exhibit 42 to the Schedule 13D.

Press Release

On June 4, 2007, Mr. Mihaylo issued a press release announcing the submission of the Recapitalization Proposal to the Board and containing a copy of a letter that Mr. Mihaylo has mailed to Company stockholders. The text of the press release is set forth below, and a copy of the press release is filed as Exhibit 43 to the Schedule 13D:

STEVEN G. MIHAYLO SENDS LETTER URGING INTER-TEL

STOCKHOLDERS TO REJECT MITEL BUYOUT OFFER

Proposes Recapitalization Plan for Company that Could Yield Significantly Greater

Value than Current Buyout Offer

Recap Would Not Result in Change of Control of Inter-Tel or Cause it to Go Private

TEMPE, AZ – June 4, 2007 – Steven G. Mihaylo, former Chief Executive Officer of Inter-Tel (Delaware), Incorporated (NasdaqNM: INTL) today sent a letter urging Inter-Tel stockholders to vote against the Mitel Networks Corporation (“Mitel”) buyout offer and outlining a plan to recapitalize the Company which could provide “significantly” greater value to stockholders than the current buyout proposal. At the same time, the recapitalization plan would not result in a change of control of the Company or a going private transaction.

Mr. Mihaylo said that in his view the inherent value of Inter-Tel is much greater than the current proposed $25.60 per share acquisition by Mitel and that his recapitalization plan has the potential to provide stockholders with greater value. The recapitalization plan can be financed by using a portion of Inter-Tel’s existing cash and borrowing about $200 million at reasonable costs, according to an analysis prepared by RBC Capital Markets, the financial advisor to Mr. Mihaylo.

“I am not opposed to a sale of the Company, and if Mitel or another bidder offers what I believe is a fair price I will gladly support it; however, in the absence of that offer, I believe the Company has a better alternative through a leveraged recapitalization, which I firmly believe will provide greater present value to all shareholders and will at the same time preserve the opportunity for future growth and upside potential, including a sale at a later date,” he wrote to stockholders.

Details of the alternative recapitalization plan will be filed shortly with the Securities and Exchange Commission, Mr. Mihaylo told stockholders.

Mr. Mihaylo resigned from Inter-Tel after 35 years as chief executive in February, 2006. Mr. Mihaylo is the beneficial owner of 5,189,748 shares of Inter-Tel common stock, or about 19.0% of the common shares outstanding. He is the Company’s single largest stockholder.

A full text of the letter sent to stockholders today is attached below:

STEVEN G. MIHAYLO

P.O. Box 19790

Reno, Nevada 89511

June 4, 2007

Dear Fellow Stockholder,

As the founder of Inter-Tel and its Chief Executive Officer for over 35 years, I am proud to be associated with the Company and its tremendous growth over that period of time. Despite the Company’s growth over those years, I was asked to resign as CEO in February of last year. At that time, I lost confidence in management and their ability to devise a reasonable strategic plan to continue that growth. Because of this lack of confidence and the risk to my significant financial stake in the Company, I submitted an offer to buy the Company but made clear at the time that I would be fully prepared to support a sale of the Company to the highest bidder if a true auction were held where all bidders had an equal opportunity to participate. Both my offer to buy the Company and the proposal to sell the Company to the highest bidder were rejected by the Board.

I recently discovered that throughout my clashes with the Board over the past 15 months, during which time the Board staunchly refused to conduct a public sale process, the Board was in fact quietly pursuing potential sale transactions without my knowledge or participation. I have spent significant amounts of my personal assets to communicate directly with you about the direction that I believe the Company should take, yet despite these efforts and my clear interest in pursuing a sale, the Company accepted a proposal that I believe does not reflect the intrinsic value of the Company.

To test this view, I asked my financial advisors to analyze alternative transactions and assess whether higher value could be achieved without changing control of the Company or taking it private. Based on their analysis and recent trading trends in our stock, I believe the Company could undertake a leveraged recapitalization which would yield significantly greater present value than the current offer even after paying the termination fee now required under the current buyout proposal. Based upon discussions with my financial advisors, I am confident that the recapitalization I envision can be financed using some of the Company’s existing excess cash and approximately $200 million of additional borrowing at reasonable cost.

Today I formally asked the Board of Directors to consider this alternative in lieu of the Mitel buyout offer to be voted on by shareholders later this month. I am hopeful that they will thoroughly evaluate my value-maximization proposal, and I will advise you promptly of their reply. The details of my alternative recapitalization proposal will be filed with the SEC shortly.

I believe the inherent value of the Company is significantly greater than the current offer, and therefore intend to vote “NO” on the Mitel buyout proposal and urge you to do the same.

We have worked too hard to see the Company sold for what I believe is less than its true value. I am not opposed to a sale of the Company, and if Mitel or another bidder offers what I believe is a fair price I will gladly support it; however, in the absence of that offer, I believe the Company has a better alternative through a leveraged recapitalization, which I firmly believe will provide greater present value to all shareholders and will at the same time preserve the opportunity for future growth and upside potential, including a possible sale at a later date.

Thank you for considering this matter.

Very truly yours,

/s/ Steven G. Mihaylo

STEVEN G. MIHAYLO

Mr. Mihaylo intends to send you proxy materials shortly. Once you receive Mr. Mihaylo’s proxy material, you can vote “AGAINST”

the merger on the proxy card furnished by Mr. Mihaylo. Until then,

Mr. Mihaylo urges you to oppose the merger. You can do so either by simply not returning the Company’s proxy card since a failure to vote has the same effect as a vote against the merger or by voting

“AGAINST” the Merger on the Company’s proxy card.

If you have any questions, please contact MacKenzie Partners, Inc.,

the firm assisting Mr. Mihaylo in the solicitation of proxies:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

TOLL FREE: (800) 322-2885

or

CALL COLLECT: (212) 929-5500

proxy@mackenziepartners.com

Participant Legend

Steven G. Mihaylo (“Mr. Mihaylo”) plans to file with the Securities and Exchange Commission, and mail to stockholders of Inter-Tel (Delaware), Incorporated (“Inter-Tel”), a proxy statement in connection with his opposition to the adoption of the Agreement and Plan of Merger, dated as of April 26, 2007, by and among Inter-Tel, Mitel Networks Corporation and Arsenal Acquisition Corporation to be voted on by stockholders at a Special Meeting of Inter-Tel stockholders to be held on June 29, 2007 (the “Special Meeting”). MR. MIHAYLO STRONGLY ADVISES ALL INTER-TEL STOCKHOLDERS TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

Participant Information

Mr. Mihaylo, Summit Growth Management LLC (“Summit”) and the Steven G. Mihaylo Trust (the “Trust”) are participants in the solicitation of proxies by Mr. Mihaylo from stockholders of Inter-Tel in connection with the Special Meeting. Mr. Mihaylo intends to solicit proxies from the stockholders of Inter-Tel to vote against the adoption of the Merger Agreement at the Special Meeting.

Mr. Mihaylo is the founder and former Chairman of the Board and former Chief Executive Officer of Inter-Tel. Mr. Mihaylo is the sole member and managing member of Summit, an entity through which he makes investments. Mr. Mihaylo is the sole trustee of the Trust.

As of June 4, 2007, Mr. Mihaylo is the beneficial owner of 5,189,748 shares of Inter-Tel common stock, or approximately 19.0% of the shares of common stock outstanding. Of these 5,189,748 shares, Mr. Mihaylo (i) is the holder of record of 1,498 shares of Inter-Tel common stock, (ii) is the holder of record of options to acquire 7,500 shares of Inter-Tel common stock which became exercisable on November 12, 2006, (iii) is the holder of record of options to acquire 2,750 shares of Inter-Tel common stock which became exercisable on December 7, 2006 and (iv) may be deemed to be the beneficial owner of the 5,178,000 shares of Inter-Tel common stock held by the Trust because Mr. Mihaylo is the sole trustee of the Trust.

Item 5.	Interest in the Securities of the Issuer.

The response to Items 5(a) and (c) of the Schedule 13D are hereby amended and supplemented by adding the following paragraph at the end of each such Item:

On April 3, 2007, the Trust transferred 1,498 shares of Common Stock held by the Trust to Mr. Mihaylo. On May 15, 2007, Mr. Mihaylo transferred the 144,000 shares of Common Stock of which he was the holder of record to the Trust. As a result of such transfers, Mr. Mihaylo’s beneficial ownership of an aggregate of 5,189,748 shares of Common Stock, representing approximately 19.0% of the outstanding Common Stock (based on 27,280,859 shares outstanding as of May 25, 2006, as reported in Inter-Tel’s Form DEFM14A filed with the SEC on May 29, 2007) has not been affected; however, the number of shares of which Mr. Mihaylo is the owner of record was reduced to 1,498 shares.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 6:

On March 19, 2007, Mr. Mihaylo and RBC reinstated the terms of Mr. Mihaylo’s Agreement with RBC in perpetuity unless and until terminated by one or both of the parties. On June 1, 2007, Mr. Mihaylo and RBC entered into a clarifying amendment with respect to Mr. Mihaylo’s Agreement with RBC (the “Clarifying Amendment”) clarifying the impact of recent developments with respect to Mr. Mihaylo’s ownership interest in the Company on the original Agreement. Pursuant to the Clarifying Amendment, Mr. Mihaylo and RBC amended the topping fee provision to establish an agreed upon minimum topping fee. Also pursuant to the Clarifying Amendment, Mr. Mihaylo has agreed to pay an agreed upon success fee in the event that the Merger Agreement is terminated under certain circumstances. Mr. Mihaylo has further agreed to pay to RBC an agreed upon contingent topping fee in the event that Mr. Mihaylo or his affiliates exercise appraisal rights under Delaware law with respect to a Third Party Transaction and recover an amount that is greater than the price per share at which such Third Party Transaction was consummated.

Under the Clarifying Amendment, the definition of “Transaction” was redefined to mean the first to occur of (i) any transaction or series or combination of related transactions, whereby directly or indirectly, a majority of the capital stock of Inter-Tel is, or assets representing a majority in value of the assets of Inter-Tel are, transferred to Mr. Mihaylo or otherwise becomes beneficially owned by Mr. Mihaylo for consideration, including, without limitation, a sale or exchange of capital stock (including by means of a tender offer) or assets, a merger, plan of exchange or consolidation, the formation of a joint venture, a minority investment or partnership, or any similar transaction or (ii) the consummation by Inter-Tel of a self-tender, extraordinary dividend or other recapitalization transaction.

Item 7.	Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit 41:	Letter from Steven G. Mihaylo to the Board of Directors of Inter-Tel (Delaware), Incorporated, dated June 4, 2007.

Exhibit 42:	Letter from RBC Capital Markets to Steven G. Mihaylo, dated June 1, 2007

Exhibit 43:	Press release issued by Steven G. Mihaylo dated June 4, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2007

/s/ Steven G. Mihaylo

STEVEN G. MIHAYLO

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following at the end of such Exhibit Index:

Exhibit 41:	Letter from Steven G. Mihaylo to the Board of Directors of Inter-Tel (Delaware), Incorporated, dated June 4, 2007.

Exhibit 42:	Letter from RBC Capital Markets to Steven G. Mihaylo, dated June 1, 2007

Exhibit 43:	Press release issued by Steven G. Mihaylo dated June 4, 2007.